Exhibit 99.2

CANADIAN PACIFIC RAILWAY LIMITED (“CPRL”)

Supplemental Financial Information (unaudited)

Exhibit to December 31, 2012 Consolidated Financial Statements

CONSOLIDATED EARNINGS COVERAGE RATIO – MEDIUM TERM NOTES AND DEBT SECURITIES

The following ratios, based on the December 31, 2012 consolidated financial statements, are provided in connection with the continuous offering of medium term notes and debt securities by Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, and is for the twelve month period then ended.

Twelve Months Ended December 31, 2012
Earnings Coverage on long-term debt(1) (3)	3.1x
Earnings Coverage on long-term debt, adjusted for significant items(2) (3)	4.5x

Notes:

(1)

Earnings coverage is equal to income before interest expense and income tax expense, divided by interest expense on all long-term debt plus the amount of interest that has been capitalized during the period.

(2)

Earnings Coverage on long-term debt, adjusted for significant items equals income before interest and income tax expense, plus asset impairment charge, labour restructuring charge, management transition costs and advisory costs, divided by interest expense on all long-term debt plus the amount of interest that has been capitalized during the period.

Earnings Coverage on long-term debt, adjusted for significant items is intended to provide a measure of earnings coverage that can be compared with prior periods. This measure adjusts for significant items that are not among our normal ongoing revenues and operating expenses. This adjusted measure has no standardized meaning and is not defined by GAAP and, therefore, is unlikely to be comparable to similar measures presented by other companies. Significant items are discussed further in Section 15, Non-GAAP Measures, of CPRL’s 2012 Management’s Discussion and Analysis.

(3)

The earnings coverage ratio has been calculated excluding carrying charges for the $54 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheet as at December 31, 2012. If such long-term debt maturing within one year had been classified in its entirety as long-term debt for purposes of calculating the earnings coverage ratio, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratio. For the twelve-month period ended December 31, 2012, Earnings Coverage on long-term debt would have been 3.1x and Earnings Coverage on long-term debt, adjusted for significant items would have been 4.4x.